

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Zhou Hongxiao
Chief Executive Officer
Longduoduo Company Limited
419, Floor 4, Comprehensive Building,
Second Light Hospital, Ordos Street,
Yuquan District, Hohhot,
Inner Mongolia, China

> **Re: Longduoduo Company Limited**
> **Amendment No 2. to Registration Statement on Form S-1**
> **Filed April 18, 2022**
> **File No. 333-260951**

Dear Mr. Hongxiao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your disclosure on page 1 that "[y]our Hong Kong and PRC subsidiaries are not required to obtain permission from the Chinese authorities including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate or to issue securities to foreign investors." Please disclose how you determined that such permissions are not required. If you are relying on the advice of counsel for this disclosure, please disclose the name of such counsel and file their consent. If you did not consult counsel for the disclosed conclusions, please disclose why.

Our Business, page 3

2.   We note your response to our prior comment 4. Please more fully describe what services each of these providers offer under the identified contracts. For example, please describe and explain the following terms and how they fit into your business model:

- Microwave Therapy;
- Vegetative Nerve Regulation (anterior);
- Meridian-regulating and Consciousness-restoring Iatrotechnics;
- PRP.

The above is not an exhaustive list. Please fully describe the services offered by your company. In addition, disclose whether these services have received regulatory approval or include risk factor disclosure as appropriate.

Risks Relating to Doing Business in China, page 5

3.   We note your response to prior comment 10 and your inclusion of the paragraph beginning with "The approval of the PRC government may be required for this offering...". Please remove the earlier reference that you are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, as that does not appear to be certain at this time.

4.   We note the following disclosure on your cover page:

- The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC through the Administrative Regulations of the PRC on Foreign Exchange (the "Foreign Exchange Regulations"), and the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors promulgated by the SAFE, or the Notice. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. The Foreign Exchange Regulations will present a barrier to currency transactions between our U.S. parent company and our Chinese operating subsidiary. If we raise funds in the U.S. dollars for the purpose of funding our operations in China, we will be required to obtain SAFE approval of the conversion of the dollars into Renminbi, which could be denied.

Please revise your summary risk factors to address the risks of transferring cash into and out of China.

5.   Please expand your summary risks in this section to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Ensure that your full risk factors also address these risks.

6.   For each risk summarized in this section, provide a cross reference to the more detailed, specific risk factor disclosure in your Risk Factors section.

    You may contact Tracie Mariner at (202) 551-3744 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jenny Chen-Drake, Esq.